

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Mark D. Gordon
Chief Executive Officer
Odyssey Marine Exploration, Inc.
205 S. Hoover Blvd.
Suite 210
Tampa, FL 33609

      Re: Odyssey Marine Exploration, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed March 31, 2022
           File No. 001-31895

Dear Mr. Gordon:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 2. Properties, page 18

1.   Summary disclosure should include a summary of all properties including material and non-material properties pursuant to Item 1303(a) of Regulation S-K. Please revise to include the required information under Item 1303(b) of Regulation S-K for all properties.

2.   We note your disclosure of mineral resources and that you have filed a technical report as Exhibit 96.1 that has been prepared under Canadian Securities Laws. Please note that there are no provisions under S-K 1300 that permit the substitution of reserves or resources determined under another jurisdiction. Please file a technical report summary pursuant to Item 601(b)(96) of Regulation S-K for resource disclosure on material properties or revise to remove the resource estimate.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 34

3. In light of the comments below regarding deficiencies in management's annual report on internal control over financial reporting, please consider whether management's failure to provide a complete report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report and revise your disclosure as appropriate. If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Index to Consolidated Financial Statements

Management's Annual Report on Internal Control over Financial Reporting, page 38

4. Please amend your filing to provide the required disclosures in accordance with Item 308(a)(2) and(3) of Regulation S-K, including:

  - A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting.
  - Management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in the registrant's internal control over financial reporting identified by management. Management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting.

Mark D. Gordon
Odyssey Marine Exploration, Inc.
July 6, 2022
Page 3

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Craig Arakawa, Branch Chief, at (202) 551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebecca William